Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	July 1,	July 2,	July 1,	July 2,
	2011	2010	2011	2010

Basic:
Average shares outstanding	20,421,000	20,323,000	20,388,000	20,290,000

Net income	$13,872,000	$13,719,000	$25,690,000	$20,440,000
Per share amount	$0.68	$0.68	$1.26	$1.01

Diluted:
Average shares outstanding	20,421,000	20,323,000	20,388,000	20,290,000
Dilutive stock securities based on the treasury stock method using average market price	411,000	277,000	424,000	244,000

Totals	20,832,000	20,600,000	20,812,000	20,534,000

Net income	$13,872,000	$13,719,000	$25,690,000	$20,440,000
Per share amount	$0.67	$0.67	$1.23	$1.00